As confidentially submitted to the United States Securities and Exchange Commission on April 11, 2025. This letter filed in connection with the issuer’s draft registration statement filing has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Craig Miller Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7415 CMiller@manatt.com

April 11, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Avidbank Holdings, Inc.

Confidential Submission of Draft Registration Statement on Form S-1

CIK: 0001443575

Ladies and Gentlemen:

On behalf of our client, Avidbank Holdings, Inc. (the “Company”), we are confidentially submitting a Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for confidential non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of such registration statement. The registration statement relates to the initial public offering of the Company’s common stock.

The Company confirms that it qualifies as an “emerging growth company” as defined in the Securities Act. The Company acknowledges to the Staff that the Company will publicly file its registration statement, along with the Draft Registration Statement, such that both are publicly available on the EDGAR system at least 15 days prior to any road show, or in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact me at (415) 291-7415 with any questions or notifications with respect to this confidential submission.

Sincerely,

/s/ Craig Miller
Craig Miller

CC:	Mark D. Mordell, Avidbank Holdings, Inc.

Patrick Oakes, Avidbank Holdings, Inc.

Victor DeMarco, Avidbank Holdings, Inc.

Manatt, Phelps & Phillips, LLP 2049 Century Park East, Suite 1700, Los Angeles, California 90067 Tel: 310.312.4000 Fax: 310.312.4224